Gale Wilkinson is the Lead Investor, and is investing $1,000 this round.

We are investing in Illoominus because 1) the product specifically addresses the real problem of tracking DEI commitments/goals, issues, and attempts at solutions; 2) the founder is a strong operator who can execute; 3) the company has generated a $150,000 annual revenue run rate, which is exceptionally strong for a pre-seed company, 4) customers that we talked with speak highly of the company's reporting functionality and many have started to use it for other business reporting needs outside of just DEI. In short, we believe that the company is uniquely positioned compared to competitors given its niche focus on DEI reporting.